

June 11, 2010

<u>**Via U.S. Mail**</u>

Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th St., Suite 5-230
Wyoming, MI 49519-6443

        RE: Green Energy Live, Inc.
                Amendment No. 1 to Schedule 14C
                Filed June 9, 2010
                File No. 000-53216

Dear Ms. Karen Clark:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment two in our letter dated June 4, 2010. In accordance with Note D.2 of Schedule 14A, please revise your information statement to indicate that you will provide shareholders with a copy of any and all information that has been incorporated by reference into your information statement "by first class mail or other equally prompt means within one business day of receipt of such request." See Item 1 of Schedule 14C.

2. We note your response to comment one in our letter dated June 4, 2010, and have the following comments.

   - Revise your disclosure to clarify how increasing the number of your outstanding common and preferred shares would decrease the likelihood of a shareholder being able to sell his/her shares.

   - Under the heading regarding the increase in your authorized preferred shares, provide the disclosure requested by this comment and comment one in our letter dated June 4, 2010.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine Melilli (via facsimile)
        Anslow + Jaclin, LLP